3:13

Posts


You know that if you invest with us,
into EX VENTURE,

Liked by **sensescanggu** and **10 others**

livlife.inc Campaign Starting Soon! So Excited to be building the most beautiful Community for remote workers and... more

View all 11 comments

sensescanggu 😍

livlife.inc We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted.

7 days ago